July 25, 2016
Via EDGAR and U.S. Mail

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3720
Washington, D.C. 20549

Attention:		Mr. Carlos Pacho Senior Assistant Chief Accountant AD Office 11 - Telecommunications

	Re:	Brookdale Senior Living Inc. Form 10-K for Fiscal Year Ended December 31, 2015 Filed February 12, 2016 Form 8-K filed May 9, 2016 File No. 1-32641

Dear Mr. Pacho:

Brookdale Senior Living Inc. (the "Company") hereby acknowledges receipt of your letter dated July 14, 2016 (the "Comment Letter").

The Company is working expeditiously to respond to the Comment Letter.  However, in order to fully address the comments contained therein, the Company respectfully requests an extension of time to respond.  The Company currently anticipates submitting its response to the Comment Letter on or before August 10, 2016.

We appreciate your assistance with this matter.  Please do not hesitate to contact me at (615) 564-8232 if you have any questions or wish to discuss this matter further.

Sincerely,

/s/ Chad C. White

Chad C. White
Senior Vice President, Co-General Counsel and Secretary